Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

January 7, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attn: Keira Nakada and Lyn Shenk

Re:        Bed Bath & Beyond, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-41850

Dear Ms. Nakada and Mr. Shenk:

We respectfully set forth below our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to Adrianne Lee, President and Chief Financial Officer of Bed Bath & Beyond, Inc. f/k/a Beyond, Inc. (“we,” “us,” “our,” or the “Company”), dated January 2, 2026. For ease of reference, the Staff’s comment is reproduced below in bold and italics, and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements
25. Business Segments, page 81

Staff Comment:

1. Your response to prior comment 2 appears to indicate that your CODM utilizes "adjusted" operating income (loss), rather than operating income (loss), to evaluate income generated from segment resources. Please confirm that you will accurately name and describe the measures CODM utilizes to evaluate income generated from segment resources in your future filings.

Company Response:

We respectfully acknowledge the Staff’s comment and confirm that the CODM utilizes operating income (loss) to evaluate income generated from segment resources. In future filings, the Company confirms that it will accurately name and describe the measures the CODM utilizes to evaluate income generated from segment resources.

* * * * *

If you would like to discuss the above response or any other matter, please contact me at (612) 804 -0133.

Sincerely,

/s/ ADRIANNE LEE
Adrianne Lee
President and Chief Financial Officer
Bed Bath & Beyond, Inc.

CC (via email):    Melissa Smith, General Counsel and Corporate Secretary
Benjamin Cohen, Latham & Watkins LLP
Eric Swibel, Latham & Watkins LLP